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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2011** (MM/DD/YY) AND ENDING **September 30, 2012** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Agency Trading Group, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

235 East Lake Street
(No. and Street)

Wayzata	**MN**	**55391**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Patrick Hughes **952-476-9500**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

OATH OR AFFIRMATION

I, Patrick Hughes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Agency Trading Group, Inc. as of September 30, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



MICHAEL LENZMEIER
NOTARY PUBLIC
MINNESOTA
My Commission Expires Jan. 31, 2017

Signature

CEO

Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditing report on internal accounting controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

REPORT OF INDPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

AGENCY TRADING GROUP, INC

We have audited the statements of financial condition of Agency Trading Group, Inc. as of September 30, 2012 and 2011 that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Agency Trading Group, Inc. as of September 30, 2012 and 2011 in conformity with U.S. generally accepted accounting principles.



Minneapolis, Minnesota
November 20, 2012

AGENCY TRADING GROUP, INC

STATEMENTS OF FINANCIAL CONDITION

September 30, 2012 and 2011

	2012	2011
ASSETS		
Cash and cash equivalents	$ 461,494	$ 557,511
Accounts receivable	63,500	182,629
Commissions receivable	266,920	341,257
Due from related parties	222,797	19,368
Clearing deposit	500,000	501,647
Securities inventory	5,976	24,665
Other assets	47,423	29,212
Property and equipment, at cost, less accumulated depreciation	51,090	81,561
TOTAL ASSETS	$ 1,619,200	$ 1,737,850
LIABILITIES		
Accounts payable	$ 301,894	$ 246,663
Accrued commissions	61,355	143,881
Other accrued expenses	296,364	272,588
TOTAL LIABILITIES	659,613	663,132
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 100 shares, issued and outstanding 100 shares	1	1
Additional paid-in capital	1,090,999	1,090,999
TOTAL CAPITAL CONTRIBUTED	1,091,000	1,091,000
RETAINED DEFICIT	(131,413)	(16,282)
TOTAL STOCKHOLDER'S EQUITY	959,587	1,074,718
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 1,619,200	$ 1,737,850

See Notes to Financial Statements

AGENCY TRADING GROUP, INC

STATEMENTS OF OPERATIONS

Years Ended September 30, 2012 and 2011

	2012	2011
REVENUES	$ 5,807,473	$ 7,538,057
OPERATING EXPENSES		
Employee compensation and benefits	3,310,398	3,943,602
Floor brokerage and clearing fees	726,644	1,137,964
Communication	582,716	579,558
Occupancy and equipment expense	315,868	393,787
General and administrative expenses	559,187	656,919
TOTAL OPERATING EXPENSES	5,494,813	6,711,830
OPERATING INCOME	312,660	826,227
OTHER INCOME (EXPENSE)		
Loss on sale of fixed assets		
Interest income	1,047	1,995
TOTAL OTHER INCOME (EXPENSE)	1,047	1,995
NET INCOME	$ 313,707	$ 828,222

See Notes to Financial Statements

AGENCY TRADING GROUP, INC

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended September 30, 2012 and 2011

	Common Stock	Additional Paid-In Capital	Retained Deficit	Total Stockholder's Equity
Balance, September 30, 2010	$ 1	$ 1,090,999	$ 233,055	$ 1,324,055
Distributions			(1,077,559)	(1,077,559)
Net income			828,222	828,222
Balance, September 30, 2011	1	1,090,999	(16,282)	1,074,718
Distributions			(428,838)	(428,838)
Net income			313,707	313,707
Balance, September 30, 2012	$ 1	$ 1,090,999	$ (131,413)	$ 959,587

See Notes to Financial Statements

AGENCY TRADING GROUP, INC

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2012 and 2011

	2012	2011
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 313,707	$ 828,222
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	43,200	41,826
Decrease (increase) in operating assets:		
Receivables	193,466	14,308
Due from related parties	(203,429)	(8,882)
Trading inventory	18,686	(21,048)
Clearing deposit	1,647	13,990
Other assets	(18,209)	(11,991)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(3,519)	14,159
NET CASH FLOWS FROM OPERATING ACTIVITIES	345,549	870,584
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(12,728)	(7,785)
NET CASH FLOWS FROM INVESTING ACTIVITIES	(12,728)	(7,785)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital distributions	(428,838)	(1,077,559)
NET CASH FLOWS FROM FINANCING ACTIVITIES	(428,838)	(1,077,559)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(96,017)	(214,760)
CASH AND CASH EQUIVALENTS		
BEGINNING OF YEAR	557,511	772,271
END OF YEAR	$ 461,494	$ 557,511

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Agency Trading Group, Inc. (the Company) is a wholly owned subsidiary of Agency Trading Group Holdings, Inc. (Holdings) whose sole operation consists of the operations of the Company. The Company is a FINRA (Financial Industry Regulatory Authority) member firm.

The Company is principally engaged in providing securities brokerage services to institutional investors. The Company provides trading services to approximately 50 customers throughout the United States and Canada; however its customers are primarily concentrated in the upper Midwest. The Company executes equity, fixed income and option securities transactions on U.S. and Canadian exchanges including various electronic exchanges. In addition to the trading services, the firm sells proprietary industry and economic research services.

Customer's accounts and records are maintained by National Financial Services which provides clearing services to the Company on a fully disclosed basis.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income recognition on securities transactions - Securities transactions with customers and the related commission income and expense are recorded on a trade-date basis.

Cash and cash equivalents - The Company considers cash on demand deposit accounts and temporary investments purchased with an original maturity of three months or less to be cash equivalents. The Company maintains its cash and cash equivalents with high credit quality financial institutions. From time to time, the Company's balances in its bank accounts exceed Federal Deposit Insurance Corporation limits. The Company periodically evaluates the risk of exceeding insurance levels and may transfer funds as it deems appropriate. The Company has not experienced any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Receivables and credit policies - Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date. Accounts receivable from institutional investors are due within 30 days of the month end close of business and are considered delinquent if not paid in 60 days.

(1) Nature of business and significant accounting policies (continued)

Receivables and credit policies (continued)

Commissions receivable on trades processed by the clearing firm are accrued on a trade date basis. The commissions receivable are paid to the Company as requested.

Payments of accounts receivable from customers are allocated to the specific invoices indentified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The carrying amounts of accounts receivable and due from related parties are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected. There are no amounts that management considers uncollectible at September 30, 2012 and 2011.

Income taxes - The Company files a combined return with its parent company, Holdings. The stockholder's of Holdings and the Company elected to be taxed in accordance with provisions of Subchapter "S" of the Internal Revenue Code. Therefore, no provision for income taxes has been reflected in the financial statements.

The Company recognizes a liability for uncertain tax matters using a "more likely than not" threshold. Uncertain tax positions are identified and evaluated based on the likelihood that the position will be sustained after scrutiny by the applicable taxing authority.

When tax positions do not meet the "more likely than not" threshold a cumulative probability assessment is performed in the aggregate to determine the estimated tax liability for all uncertain tax positions. Interest and penalties assessed, if any, are accrued as income tax expense.

The Company has identified its tax status as a corporation electing to be taxed as a pass through entity as a tax position; the Company has determined that such tax position does not result in an uncertainty requiring recognition.

The Company files tax returns in the United States (U.S.) federal jurisdiction and in various state jurisdictions. Uncertain tax positions include those related to tax years that remain subject to examination. U.S. tax returns for the years ended September 30, 2010 through 2012 (when filed) remain subject to examination. Tax returns for state jurisdictions for years ended September 30, 2010 through 2012 (when filed) remain subject to examination.

Property and equipment - Property and equipment are recorded at cost. Expenditures for renewals and betterments are capitalized. Repairs and maintenance are charged to expense. When items are disposed of, the cost and accumulated depreciation are eliminated from the accounts and any gain or loss is reflected in the results of operations.

(1) <u>Nature of business and significant accounting policies</u> **(continued)**

Fair value measurement definition and hierarchy - ASC Topic 820 establishes a hierarchal disclosure framework which prioritizes and ranks the level of market price observability used in measuring assets and liabilities at fair value. Market price observability is affected by a number of factors, including the type of investment, the characteristics specific to the investment and the state of the marketplace including the existence and transparency of transactions between market participants. Assets and liabilities with readily available active quoted prices or for which fair value can be measured from actively quoted prices in an orderly market generally will have a higher degree of market price observability and a lesser degree of judgment used in measuring fair value. ASC Topic 820 establishes a three-level valuation hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the assumptions market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

The hierarchy is broken down into three levels based on the observability of inputs as follows:

- Level 1 - Valuations based on quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these products does not entail a significant degree of judgment.

- Level 2 - Valuations based on one or more quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of observable inputs can vary by types of assets and liabilities and is affected by a wide variety of factors, including, for example, whether the investment is established in the marketplace, the liquidity of markets and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by management in determining fair value is greatest for assets and liabilities categorized in Level 3.

(1) Nature of business and significant accounting policies (continued)

Depreciation - Depreciation of property and equipment is computed under straight-line methods over estimated useful lives as follows:

Assets	Useful Lives
Office equipment	7 years
Office furniture and fixtures	7 years
Computer equipment	5 years

Depreciation expense was $43,000 and $42,000 for the years ended September 30, 2012 and 2011, respectively.

Impairment of tangibles and other long-lived assets - Management reviews the carrying value of intangible and other long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of assets to undiscounted future net cash flows expected to be generated by the assets. An impairment loss would be measured by the amount by which the carrying value of the asset group exceeds the fair value of the asset group based on discounted estimated future cash flows. Management does not believe impairment indicators are present at September 30, 2012.

Recently Issued Accounting Pronouncements

In May, 2011, the FASB issued Accounting Standards Update ("ASU") No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. The amendments in this ASU generally represent clarification of Topic 820, but also include instances where a particular principle or requirement for measuring fair value or disclosing information about fair value measurements has changed. This update results in common principles and requirements for measuring fair value and disclosing information about fair value measurements in accordance with GAAP and International Financial Reporting Standards ("IFRS"). The Company will adopt ASU 2011-04 effective October 1, 2012 and this adoption is not expected to have a material impact on the Company's financial statements.

Other pronouncements issued by the FASB or other authoritative accounting standards groups with future effective dates are either not applicable or are expected to be significant to the Company.

Subsequent events policy - Subsequent events have been evaluated through November 20, 2012, which is the date the financial statements were issued.

(2) Receivable from clearing organization

The receivables from the Company's primary clearing organization consist of the following:

	2012	2011
Commissions receivable	$ 266,920	$ 341,257
Clearing deposits	500,000	501,647
Total	$ 766,920	$ 842,904

Commissions earned on transactions cleared through this firm were $4,888,500 and $5,905,000 for the years ended September 30, 2012 and 2011, respectively.

(3) Property and equipment

The following is a summary of property and equipment:

	2012	2011
Office equipment	$ 99,968	$ 99,968
Office furniture and fixtures	26,286	26,286
Computer equipment	317,256	304,528
	443,510	430,782
Less accumulation depreciation	392,420	349,221
Total property and equipment	$ 51,090	$ 81,561

(4) Financial instruments with off-balance-sheet risk

In the normal course of business, the Company's customer activities involve the execution, and settlement of customer securities. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations. The Company clears all transactions for its customers on a fully disclosed basis with a clearing firm that carries all customer accounts and maintains related records. Nonetheless, the Company is liable to the clearing firm for the transactions of its customers. These activities may expose the Company to off-balance-sheet risk in the event a counter party is unable to fulfill its contractual obligations.

Customer securities transactions are recorded on a trade-date basis. The Company is therefore exposed to risk of loss on these transactions in the event of the customer's or broker's inability to meet the terms of their trade on settlement date, in which case, the Company may have to purchase or sell financial instruments at prevailing market prices. The impact of unsettled transactions on securities owned, securities sold but not yet purchased, and income net of related expenses is not material. The Company's customer securities activities are transacted on a cash settlement basis. The Company does not normally carry securities either for inventory or investment purposes

(4) Financial instruments with off-balance-sheet risk (continued)

The Company's customer securities activities are transacted on either a cash or margin basis through its clearing brokers. The Company seeks to control the risks associated with its customer margin activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Company monitors required margin levels daily, and pursuant to such guidelines, require that customers deposit additional collateral, or reduce margin positions, when necessary.

The Company may carry securities sold but not yet purchased (short sales) at market value for financial statement purposes. Due to market fluctuations, the amount necessary to acquire and deliver securities sold but not yet purchased may become greater than the obligation already recorded on the financial statements.

(5) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computations of reserve requirements for the exclusive benefit of customers.

(6) Operating Leases

The Company's primary office facility is leased from a related party as discussed below.

(7) Related party transactions

The Company leases office space from its officer and stockholder of Holdings. The month-to-month office lease agreement provides for monthly base rental payments of $15,000 to $20,000. In addition the Company is obligated to pay a pro-rata portion of the real estate taxes. Total rent expense with this related party for the years ended September 30, 2012 and 2011 was $188,000 and $243,000, respectively.

Additionally, beginning in 2012, the Company put in place agreements with related companies to provide support services and office space. The support services include legal, accounting, marketing, telecommunications and managerial services. Total costs paid for on behalf of these related entities during the year ended 2012 was $221,450. To date, the Company has not received payment from the related parties for these fees. Accordingly, $221,450 is included in due from related parties at September 30, 2012.

(8) Employee benefits

The Company has a 401(k) and profit sharing plan covering substantially all of its employees. The plan provides for participating employees to make deferral contributions to the plan. The Company made no contributions for the years ended September 30, 2012 and 2011.

(9) Major customers

The Company had three customers whose revenues exceeded 10% of the Company's total revenues. Their combined revenues totaled 56% of total revenue for 2012. During 2011 the Company had two customers whose revenues totaled approximately 27% of total revenues.

(10) Net capital requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15-to-1. The rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10-to-1. At September 30, 2012, the Company's net capital of $572,200 was $472,200 in excess of the required net capital of $100,000 and the ratio of aggregate indebtedness to net capital was 1.15 to 1.